Exhibit 12.1

ENERGY PARTNERS, LTD.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio of earnings to fixed charges data)

	Predecessor Company				Successor Company
	Year Ended December 31,			Period from January 1, 2009 through September 30, 2009	Period from October 1, 2009 through December 31, 2009	Year Ended December 31, 2010	Three Months Ended March 31,
	2006	2007	2008				2010	2011
Earnings:
Income (loss) before income taxes	$(78,485)	$(124,562)	$(69,227)	$(36,114)	$(32,412)	$(12,877)	$7,994	$(23,288)
Add:
Fixed charges	27,450	48,583	48,153	18,383	4,532	10,257	4,321	2,607
Amortization of capitalized interest	3	10	5	1	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—	—	—	—

Earnings	$(51,032)	$(75,969)	$(21,069)	$(17,730)	$(27,880)	$(2,620)	$12,315	$(20,681)

Fixed Charges:
Interest Expense (including amortization of debt discount and deferred financing costs)	$24,570	$46,213	$46,533	$17,813	$4,322	$9,807	$4,202	$2,470
Interest capitalized	—	—	—	—	—	—	—	—
Estimated interest expense within rent expense	2,880	2,370	1,620	570	210	450	119	137

Total Fixed Charges	$27,450	$48,583	$48,153	$18,383	$4,532	$10,257	$4,321	$2,607

Ratio of earnings to fixed charges	(1.86)	(1.56)	(0.44)	(0.96)	(6.15)	(0.26)	2.85	(7.93)

Amount of deficiency in earnings to cover fixed charges for 1:1 ratio	$78,482	$124,552	$69,222	$36,113	$32,412	$12,877	$—	$23,288